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                                                                 EXHIBIT 99.2n.3

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and Board of Directors of Allied Capital Corporation and Subsidiaries

We have audited the accompanying senior securities table of Allied Capital Corporation as of December 31, 2000. This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on this schedule based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the securities table is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the schedule. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall schedule presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the senior securities table referred to above presents fairly, in all material respects, the senior securities of Allied Capital Corporation as of December 31, 2000, in conformity with accounting principles generally accepted in the United States.



/s/ ARTHUR ANDERSEN LLP
Vienna, Virginia


Februrary 13, 2001